787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 27, 2012

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Bond Fund, Inc. — BlackRock Total Return Fund
File Nos. 002-62329 and 811-02857
Post-Effective Amendment No. 48

Dear Mr. Ganley:

On behalf of BlackRock Bond Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 10, 2012 regarding Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 44 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Total Return Fund (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Registrant.  The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment 1:                                                                                  Fund Overview — Principal Investment Strategies of the Fund:  The Staff notes that the Registration Statement contains the following disclosure: “The Fund may invest up to 30% of its net assets in securities of foreign issuers, of which 20% may be in emerging markets issuers. Investments in U.S. dollar-denominated securities of foreign issuers, excluding issuers from emerging markets, are permitted beyond the 30% limit.”  First, please clarify whether the

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20% limitation on investments in emerging market issuers applies to the total net assets of the Fund or if it applies to the portion of net assets that may be invested in securities of foreign issuers.  Second, please revise the disclosure to emphasize that investments in U.S. dollar-denominated securities of foreign issuers, excluding issuers from emerging markets, are not subject to any percentage limitations.

Response :                                                                                     The requested changes have been made.  The above referenced disclosure has been revised as follows:

“The Fund may invest up to 30% of its net assets in securities of foreign issuers, of which 20% (as a percentage of the Fund’s net assets) may be in emerging markets issuers. Investments in U.S. dollar-denominated securities of foreign issuers, excluding issuers from emerging markets, are permitted beyond the 30% limit. This means that the Fund may invest in such U.S dollar-denominated securities of foreign issuers without limit.”

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq.
Aaron Wasserman, Esq.
Maria Gattuso, Esq.